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                                                                    EXHIBIT 4.12

                                 PROMISSORY NOTE

Up to $58,000,000.00                                            Phoenix, Arizona
                                                                    March 1,2004

      FOR VALUE RECEIVED, SAC Holding Corporation, a Nevada corporation ("Maker"), promises to pay to the order of U-Haul International, Inc., a Nevada corporation ("Payee"), in lawful money of the United States, the principal sum of up to Fifty-Eight Million and no/100ths Dollars ($58,000,000.00), together with interest at the times and at the rates specified in this Note.

      1. Interest. From the date hereof through and including the Maturity Date (as hereinafter defined), interest ("Basic Interest") shall accrue on the principal balance of this Note outstanding from time to time at the rate of nine percent (9%) per m u m ("Accrual Rate"). Notwithstanding the foregoing, on the fifteenth calendar day of each month commencing on March 15, 2004 and through the Maturity Date (as hereinafter defined), Maker shall pay to Payee interest on the unpaid principal balance of this Note from time to time at the rate of 2% per m u m ("Pay Rate Interest"). The remainder of the Basic Interest ("Deferred Interest") shall be deferred and shall bear interest at the Accrual Rate. At the election of Payee, Deferred Interest shall accrue either in cash or in Additional Notes (as hereinafter defined). Any accrued interest on the Deferred Interest shall be considered part of Deferred Interest. Interest shall be calculated on the basis of a 360- day year and the actual number of days elapsed.

      2. Payments. Pay Rate Interest shall be paid on the fifteenth calendar day of each month, until such time as the notes (the "Senior Notes") under the Indenture with respect to 8.5% Senior Notes Due 2014 of SAC Holding Corporation and SAC Holding II Corporation shall have been paid or satisfied in fill. Upon the fill repayment or satisfaction of the Senior Notes, payments hereunder shall continue to be made on the fifteenth calendar day of each month but shall consist of principal and Pay Rate Interest, and such principal payments shall be on the basis of a twenty-five year amortization. This Note shall mature on the last day of the month that is the ten (10) year anniversary of the full repayment or satisfaction of the Senior Notes (the "Maturity Date"). On the Maturity Date, all outstanding principal and interest (including Deferred Interest) shall be due and payable.

3. Prepayment. This Note may be prepaid in whole or in part, without penalty or premium.

4. Default Interest. During the existence of a Default (as hereinafter defined), interest will accrue on the entire loan balance at the rate of fifteen percent (15%) per annum commencing on the date the payment was due and continuing until the delinquent payment is received by the Payee.

5. Default and Remedies.
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      a. Default. The Maker will be in default under this Note if the Maker fails, following the full repayment or satisfaction of the Senior Notes, to make a payment of principal, interest, or other charge when due, which failure to pay is not cured within five (5) business days after the due date therefor.

      b. Remedies. Upon a default as described in subparagraph 5.a ("Default"), Payee shall have the right to immediately accelerate the obligations under this Note and all sums owing with respect to this Note will immediately become due and payable.

6. Unsecured. This Note and the obligations hereunder are unsecured.

7. Waivers. The Maker, and any endorsers or guarantors of this Note, severally waive diligence, presentment, protest, demand and all rights of offset and also notice of protest, demand, dishonor, acceleration, intent to accelerate, offset and nonpayment of this Note, and expressly agree that this Note, or any payment under this Note, may be extended from time to time in the Payee's sole discretion without notice, and consent to the acceptance of further security or the release of any security for this Note, all without in any way affecting the liability of the Maker and any endorsers or guarantors of this Note. No extension of time for the payment of this Note, or any installment hereof, made by agreement by the Payee with any person now or hereafter liable for the payment of this Note, will affect the original liability of the Maker under this Note, even if that person is not a party to such agreement. The Payee may waive its rights to require performance of or compliance with any term, covenant or condition of this Note only by express written waiver.

8. Additional Note. At the request of Payee, Maker shall deliver to Payee additional promissory notes (the "Additional Note") to evidence Maker's indebtedness hereunder pursuant to the Deferred Interest. In such event, such Deferred Interest shall be evidenced by such Additional Note and not pursuant to the terms of this Note. Any such Additional Note shall contain economic terms akin to those set forth herein.

9. Maximum Legal Rate of Interest. All agreements between the Payee and the Maker whether now existing or hereafter arising, are hereby limited so that in no event will the interest charged under this Note or agreed to be paid to the Payee exceed the maximum amount permissible under applicable law. If interest otherwise payable to the Payee would exceed the maximum lawful amount, the interest payable will be reduced to the maximum amount permitted under applicable law.

11. Miscellaneous.

      a. Costs. The Maker will pay all costs, including, without limitation, reasonable attorneys' fees, costs and expert fees incurred by the Payee in collecting the sums due under this Note.

      b. Modification. This Note may be modified only by a written agreement executed by the person against whom the change, modification or waiver is to be enforced.

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      c. Law. This Note will be governed by Arizona law, without regard to the choice of law principles thereof.

      d. Successors. The terms of this Note will inure to the benefit of and bind the Maker and the Payee and its heirs, legal representatives and successors and assigns.

      e. Time. Time is of the essence with respect to all matters set forth in this Note.

      f. Destroyed Note. If this Note is destroyed, lost or stolen, the Maker will deliver a new Note to the Payee on the same terms and conditions as this Note with a notation of the unpaid principal and accrued and unpaid interest in substitution of the prior Note. The Payee will furnish to the Maker reasonable evidence that the Note was destroyed, lost or stolen and any security or indemnity that may be reasonably required by the Maker in connection with the replacement of this Note.

      IN WITNESS WHEREOF, the Maker has duly executed and delivered this Note to the Payee as of the date and year first above written.

                                Maker:

                                SAC Holding Corporation, a Nevada
                                corporation

                                By:  /s/ illegible
                                    -----------------------------
                                        President

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